UMB FUND SERVICES, INC.

803 West Michigan Street, Suite A

Milwaukee, Wisconsin 53233

(414) 299-2000

            September 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Green Century Funds

File Nos. 33-41692 and 811-06351

Ladies and Gentlemen:

On behalf of the Registrant, enclosed for filing via the EDGAR system pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 28 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under the 1933 Act and Amendment No. 30 to the Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment is being filed primarily for the purpose of implementing the registrant’s compliance with the disclosure requirements adopted by the Securities and Exchange Commission in Investment Company Act Release No. 28485 (Jan. 13, 2009).

No fees are required in connection with this filing. Should you have any questions, feel free to contact me at (414) 299-2000 with any questions relating to the filing.

Sincerely,

/s/ Jason Bartel
Jason Bartel
AVP and Senior Counsel